82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB -9 AM 7:21

Santos

04012643

SUPPL

Date: Fri 06 Feb 2004 09:13:29 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Moomba to resume normal gas supplies ahead of schedule

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

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Santos

www.santos.com

newsrelease

7 February, 2004

Moomba to resume normal gas supplies ahead of schedule

Gas supplies from the Moomba plant are expected to return to normal by next weekend – ahead of schedule and in excess of previously forecast levels.

Santos Limited announced today that supplies were expected to increase to about 550 terajoules per day (TJ/d) by next weekend, well above the historic summer demand from Moomba of around 400-450 TJ/d.

The higher volumes will represent the achievement of Stage 3 of the planned return to production after fire damaged the Moomba plant on New Year's Day.

The 550 TJ/d compares with daily Moomba output of 400-450 TJ/d previously forecast under Stage 3 of the restoration of supply schedule.

It more than doubles the 200 TJ/d currently supplied from Moomba in recent weeks under Stages 1 and 2 of the schedule to return Moomba to full operations.

"Moomba's imminent return to normal sales gas supply is one to two weeks ahead of our previous estimate," Santos' Managing Director, Mr John Ellice-Flint said today.

"The achievement of daily supplies of about 550TJ should eliminate any gas supply concerns for consumers in South Australia and New South Wales," Mr Ellice-Flint said.

"This reflects the success of the ongoing, efforts of Santos employees and contractors to repair the plant while maximising supply through undamaged sections," Mr Ellice-Flint said.

"Stage 3 also represents the first time we have been able to process gas through repaired sections of the plant damaged in the New Year's Day incident.

"This includes bringing the gas chilling circuit back into service — a significant milestone in Moomba resuming normal operations.

Mr Ellice-Flint also announced today that work was well advanced on the longer-term Stage 4 repair schedule, designed to bring Moomba's potential output to about 650 TJ/d.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

"More than six kilometres of new cabling has been installed since New Year's Day, more than 60 valves inspected, some 20 valves - each weighing up to half a tonne - removed and sent offsite for repair, and specialist instrumentation and other material flown in from the United States and United Kingdom.

"This has involved dedicated direct airfreight services to Moomba to keep the repair schedule on track, and significant support and round-the-clock effort from everyone involved."

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Moomba Recovery Program

Stage	Target	Achieved
Stage 1	Delivered limited gas supplies from previously processed gas held in storage at a rate of up to 100 terajoules per day (TJ/d).	Commenced 3 January 2004, following 1 January incident.
Stage 2	Delivering about 200 TJ/d – over 45% of typical expected summer demand – from field gas processed at Moomba plus the stored gas.	Commenced 4 January 2004.
Stage 3	Targeting production of 450 TJ/d from field gas processed through Dew Point Control Mode – expected to meet typical expected gas demand, scheduled second half of February 2004.	Expected to commence 14th/15th February 2004, at about 550 TJ/d, 1-2 weeks ahead of schedule.
Stage 4	Targeting full gas processing capacity of 650 TJ/d.	Expected by first half of April.
Stage 5	Moomba Plant Liquids Recovery Plant (LRP) production resumes.	Not yet determined and dependent upon outcome of incident investigation.